Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

ELECTION OF DIRECTORS OF THE FOURTH SESSION OF

THE BOARD OF DIRECTORS

ELECTION OF SHAREHOLDER REPRESENTATIVE SUPERVISORS OF

THE FOURTH SESSION OF THE SUPERVISORY COMMITTEE

AND

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2012

A notice convening the Extraordinary General Meeting of China Life Insurance Company Limited to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 10 July 2012 at 9:30 a.m. is set out on pages 5 to 7 of this circular.

Whether or not you are able to attend the Extraordinary General Meeting, you are advised to read the notice of Extraordinary General Meeting and to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time appointed for convening the Extraordinary General Meeting or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the Extraordinary General Meeting or at any adjourned meeting if you so wish.

If you intend to attend the Extraordinary General Meeting in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Wednesday, 20 June 2012.

25 May 2012

Commission File Number 001-31914

– i –

Commission File Number 001-31914

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Share(s)”	domestic share(s) of RMB1.00 each in the share capital of the Company which are listed on the Shanghai Stock Exchange and traded in Renminbi

“EGM” or “Extraordinary General Meeting”	the first extraordinary general meeting 2012 of the Company to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 10 July 2012 at 9:30 a.m.

“Articles of Association”	the articles of association of the Company, as amended from time to time

“Board” or “Board of Directors”	the board of Directors of the Company

“CIRC”	the China Insurance Regulatory Commission

“Company”	China Life Insurance Company Limited, a joint stock limited company incorporated in the PRC with limited liability

“Directors”	directors of the Company

“H Share(s)”	overseas listed foreign share(s) of RMB1.00 each in the share capital of the Company which are listed on The Stock Exchange of Hong Kong Limited and traded in Hong Kong dollars

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Independent Directors” or “Independent Non-executive Directors”	independent non-executive Directors of the Company

“PRC” or “China”	the People’s Republic of China, excluding, for the purpose of this circular only, Hong Kong, Macau Special Administrative Region and Taiwan region

“RMB”	the lawful currency of the PRC

“Supervisors”	supervisors of the Company

“Supervisory Committee”	supervisory committee of the Company

Note: If there is any inconsistency between the Chinese and English versions of this circular, the Chinese version shall prevail.

Commission File Number 001-31914

LETTER FROM THE BOARD

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

Board of Directors:	Office Address:
Chairman and Executive Director:	16 Financial Street
Mr. Yang Mingsheng	Xicheng District
Beijing 100033
President and Executive Director:	PRC
Mr. Wan Feng
Place of business in Hong Kong:
Vice Presidents and Executive Directors:	25th Floor, C.L.I. Building
Mr. Lin Dairen, Ms. Liu Yingqi	313 Hennessy Road, Wanchai
Hong Kong
Non-executive Director:
Mr. Miao Jianmin

Independent Non-executive Directors:

Mr. Ma Yongwei, Mr. Sun Changji,

Mr. Bruce Douglas Moore,

Mr. Anthony Francis Neoh

25 May 2012

To the shareholders

Dear Sir or Madam,

1.	INTRODUCTION

On behalf of the Board of Directors, I invite you to attend the EGM to be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 10 July 2012 at 9:30 a.m.

The purpose of this circular is to provide you with the notice of the EGM and the information reasonably necessary to enable you to make an informed decision on whether to vote for or against the proposed ordinary resolutions at the EGM.

Commission File Number 001-31914

LETTER FROM THE BOARD

2.	ELECTION OF DIRECTORS

The term of the third session of the Board will come to an end soon. At the nineteenth meeting of the third session of the Board held on 22 May 2012, the Board considered and approved the proposals in relation to the nomination of Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi as Executive Directors of the fourth session of the Board, the proposals in relation to the nomination of Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong as Non-executive Directors of the fourth session of the Board, and the proposals in relation to the nomination of Mr. Sun Changji, Mr. Bruce Douglas Moore and Mr. Anthony Francis Neoh as Independent Directors of the fourth session of the Board. The proposed appointment of Mr. Zhang Xiangxian and Mr. Wang Sidong as Directors is subject to the approval of the CIRC.

The Board considers that all the proposed Independent Directors possess the basic knowledge of operations of listed companies, are familiar with the relevant laws, administrative regulations, departmental rules and other regulatory documents and have over five years of working experience in law, economics, finance, management or other experiences necessary for serving as Independent Directors. Moreover, each of the Independent Directors has given to the Company an annual confirmation of independence pursuant to Rule 3.13 of the Hong Kong Listing Rules. The Board also considers that each of the Independent Directors continues to meet the independence guidelines set out in Rule 3.13 of the Hong Kong Listing Rules and is independent in accordance with the terms of the guidelines.

The biographical details of the proposed Directors are set out in Appendix I to this circular.

3.	ELECTION OF SUPERVISORS

The term of the third session of the Supervisory Committee will come to an end soon. At the eighteenth meeting of the third session of the Supervisory Committee held on 22 May 2012, the Supervisory Committee considered and approved the proposals in relation to the nomination of Ms. Xia Zhihua and Mr. Shi Xiangming as Shareholder Representative Supervisors of the fourth session of the Supervisory Committee. The proposed appointment of Ms. Xia Zhihua and Mr. Shi Xiangming as Supervisors is subject to the approval of the CIRC.

The biographical details of the proposed Supervisors are set out in Appendix II to this circular.

4.	THE EGM

The notice of EGM is set out on pages 5 to 7 of this circular. At the EGM, ordinary resolutions will be proposed to consider and approve the election of Directors and Supervisors.

The proxy form and the reply slip of the EGM are enclosed.

Commission File Number 001-31914

LETTER FROM THE BOARD

If you intend to appoint a proxy to attend the EGM, you are required to complete and return the enclosed proxy form in accordance with the instructions printed thereon. For holders of H Shares, the proxy form, together with the notarized power of attorney or any other authorization documents, should be returned to Computershare Hong Kong Investor Services Limited; and for holders of A Shares, the proxy form, together with the notarized power of attorney authorizing execution of the proxy form or any other authorization documents should be returned to the Company’s Board Secretariat in person or by post not less than 24 hours before the time stipulated for convening the EGM or any adjourned meeting thereof. Completion and return of the proxy form will not preclude you from attending and voting at the EGM or at any adjourned meeting if you so wish.

If you intend to attend the EGM in person or by proxy, you are required to complete and return the reply slip to Computershare Hong Kong Investor Services Limited (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Wednesday, 20 June 2012.

5.	VOTING BY POLL

According to Rule 13.39(4) of the Hong Kong Listing Rules, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the EGM will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the EGM.

6.	RECOMMENDATION

The Board considers that all the resolutions proposed for consideration and approval by the shareholders at the EGM are in the best interests of the Company and its shareholders as a whole. Accordingly, the Board recommends the shareholders of the Company to vote in favour of all the proposed resolutions at the EGM.

Yours faithfully,
Yang Mingsheng
Chairman

Commission File Number 001-31914

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2012

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock code: 2628)

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2012

NOTICE IS HEREBY GIVEN that the First Extraordinary General Meeting 2012 of China Life Insurance Company Limited (the “Company”) will be held at Multi-function Hall, 2/F, Block A, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, China, on Tuesday, 10 July 2012 at 9:30 a.m. (the “EGM”), for the following purposes:

ORDINARY RESOLUTIONS

1.	To consider and approve the election of Mr. Yang Mingsheng as an Executive Director of the fourth session of the Board of Directors of the Company.

2.	To consider and approve the election of Mr. Wan Feng as an Executive Director of the fourth session of the Board of Directors of the Company.

3.	To consider and approve the election of Mr. Lin Dairen as an Executive Director of the fourth session of the Board of Directors of the Company.

4.	To consider and approve the election of Ms. Liu Yingqi as an Executive Director of the fourth session of the Board of Directors of the Company.

5.	To consider and approve the election of Mr. Miao Jianmin as a Non-executive Director of the fourth session of the Board of Directors of the Company.

6.	To consider and approve the election of Mr. Zhang Xiangxian as a Non-executive Director of the fourth session of the Board of Directors of the Company.

7.	To consider and approve the election of Mr. Wang Sidong as a Non-executive Director of the fourth session of the Board of Directors of the Company.

8.	To consider and approve the election of Mr. Sun Changji as an Independent Director of the fourth session of the Board of Directors of the Company.

9.	To consider and approve the election of Mr. Bruce Douglas Moore as an Independent Director of the fourth session of the Board of Directors of the Company.

Commission File Number 001-31914

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2012

10.	To consider and approve the election of Mr. Anthony Francis Neoh as an Independent Director of the fourth session of the Board of Directors of the Company.

11.	To consider and approve the election of Ms. Xia Zhihua as a Shareholder Representative Supervisor of the fourth session of the Supervisory Committee of the Company.

12.	To consider and approve the election of Mr. Shi Xiangming as a Shareholder Representative Supervisor of the fourth session of the Supervisory Committee of the Company.

By Order of the Board
Heng Kwoo Seng
Company Secretary

25 May 2012

As at the date of this notice, the Board of Directors of the Company comprises:

Executive Directors:	Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Lin Dairen, Ms. Liu Yingqi

Non-executive Director:	Mr. Miao Jianmin

Independent Non-executive Directors:	Mr. Ma Yongwei, Mr. Sun Changji, Mr. Bruce Douglas Moore, Mr. Anthony Francis Neoh

Notes:

1.	ELIGIBILITY FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING AND CLOSURE OF REGISTER OF MEMBERS FOR H SHARES

The H Share register of members of the Company will be closed for the purpose of determining H Share shareholders’ entitlement to attend the Extraordinary General Meeting from Saturday, 9 June 2012 to Tuesday, 10 July 2012 (both days inclusive), during which period no transfer of H shares will be registered. In order to attend the Extraordinary General Meeting, H Share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates, are lodged with the Company’s H Share registrar, Computershare Hong Kong Investor Services Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not later than 4:30 p.m. on Friday, 8 June 2012.

The Company will announce separately on the Shanghai Stock Exchange details of A Share shareholders’ eligibility for attending the Extraordinary General Meeting.

Commission File Number 001-31914

NOTICE OF THE FIRST EXTRAORDINARY GENERAL MEETING 2012

2.	PROXY

(1)	Each shareholder entitled to attend and vote at the Extraordinary General Meeting may appoint one or more proxies in writing to attend and vote on his behalf. A proxy need not be a shareholder of the Company.

(2)	The instrument appointing a proxy must be in writing by the appointor or his attorney duly authorized in writing, or if the appointor is a legal entity, either under seal or signed by a director or a duly authorized attorney. If that instrument is signed by an attorney of the appointor, the power of attorney authorizing that attorney to sign or other documents of authorization must be notarized.

To be valid, for holders of H Shares, the proxy form and notarized power of attorney or other documents of authorization must be delivered to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong, not less than 24 hours before the time appointed for the Extraordinary General Meeting (the proxy form for use at the Extraordinary General Meeting is attached herewith).

3.	REGISTRATION PROCEDURES FOR ATTENDING THE EXTRAORDINARY GENERAL MEETING

(1)	A shareholder or his proxy should produce proof of identity when attending the Extraordinary General Meeting. If a shareholder is a legal person, its legal representative or other person authorized by the board of directors or other governing body of such shareholder may attend the Extraordinary General Meeting by producing a copy of the resolution of the board of directors or other governing body of such shareholder appointing such person to attend the meeting.

(2)	Shareholders of the Company intending to attend the Extraordinary General Meeting in person or by their proxies should return the reply slip for attending the Extraordinary General Meeting in person, by post or by fax to Computershare Hong Kong Investor Services Limited at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong (for holders of H Shares) or to the Company’s Board Secretariat (for holders of A Shares) on or before Wednesday, 20 June 2012.

4.	VOTING BY POLL

According to Rule 13.39(4) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, any vote of shareholders at a general meeting must be taken by poll. Accordingly, the Chairman of the Extraordinary General Meeting will exercise his power under the Articles of Association to demand a poll in relation to all the proposed resolutions at the Extraordinary General Meeting.

5.	MISCELLANEOUS

(1)	The Extraordinary General Meeting is expected to be held for less than half a day. Shareholders who attend the meeting in person or by proxy shall bear their own travelling and accommodation expenses.

(2)	The office address of the Company is: 16 Financial Street, Xicheng District, Beijing, the People’s Republic of China.

Postal code	: 100033
Contact office	: Board Secretariat
Telephone No.	: 86 (10) 6363 2962; 86 (10) 6363 2963
Facsimile No.	: 86 (10) 6657 5112

Commission File Number 001-31914

APPENDIX I         BIOGRAPHICAL DETAILS OF PROPOSED DIRECTORS

I.	Particulars of the proposed Executive Directors:

Mr. Yang Mingsheng, born in 1955, has been the Chairman of China Life Insurance (Group) Company since March 2012. Mr. Yang has many years of experience in financial industry. He acted as Vice Chairman of the CIRC from 2007 to 2012, and worked for Agricultural Bank of China from 1980 to 2007, where he held various positions such as Vice President of Shenyang Branch, Head of Industrial Credit Department and President of Tianjin Branch. He was appointed as Vice President of Agricultural Bank of China in 1997 and was then promoted to President of Agricultural Bank of China in 2003. Mr. Yang, a Senior Economist, graduated from the Faculty of Finance of Nankai University majoring in Monetary Banking with a Master’s degree in Economics.

Mr. Wan Feng, born in 1958, became the President of the Company in September 2007. At the same time, he became the Vice President of China Life Insurance (Group) Company, a Director of China Life Asset Management Company Limited, a Director of China Life Property and Casualty Insurance Company Limited, a Director of China Life Pension Company Limited, and a Director of China Guangfa Bank Co., Ltd. He became an Executive Director of the Company from June 2006 and served as the Vice President of the Company from 2003. On 31 January 2007, it was resolved by the Board of Directors to authorize Mr. Wan Feng to be responsible for the day-to-day operations and management of the Company. Mr. Wan received a BA degree in Economics from Jilin College of Finance and Trade, a MBA from Open University of Hong Kong, and a Doctorate in Economics from Nankai University in Tianjin. Having worked with the Company’s Jilin Branch, the Company’s Shenzhen Branch, the Company’s Hong Kong Branch and Hong Kong Taiping Life Insurance Company, he has accumulated 30 years of experience in the life insurance industry. Mr. Wan, a Senior Economist, was awarded special allowance by the State Council. He is currently Director of the China Life Foundation, Deputy Director of the China Association of Actuaries, Deputy Director of the Insurance Association of China, Executive Director of the Insurance Institute of China and Director of the China Insurance Guarantee Fund Committee.

Mr. Lin Dairen, born in 1958, became an Executive Director of the Company on 27 October 2008. Mr. Lin served as the Vice President of the Company since 2003 and served as the Executive Director and President of China Life Pension Company Limited from November 2006. Mr. Lin graduated in 1982 with a Bachelor’s degree in Medicine from Shandong Province Changwei Medical Institute. Mr. Lin, who is a Senior Economist and awarded special allowance by the State Council, has worked in the life insurance industry for 30 years and has accumulated extensive experience in operation and management. He is currently the Executive Director of the Insurance Institute of China, the Executive Director of the Labor Institute of China and the Executive Director of Peking University China Center for Insurance and Social Security Research.

Commission File Number 001-31914

APPENDIX I         BIOGRAPHICAL DETAILS OF PROPOSED DIRECTORS

Ms. Liu Yingqi, born in 1958, became an Executive Director of the Company on 27 October 2008. Ms. Liu served as the Vice President of the Company since January 2006 and acted as Board Secretary from 30 May 2008. Ms. Liu became a Director of China Life Pension Company Limited in November 2006. Ms. Liu was the Chairperson of the Supervisory Committee of the Company between August 2003 and January 2006. Ms. Liu graduated with a BA in Economics from Anhui University in 1982. Ms. Liu has over 25 years of experience in operation and management of the life insurance business and in insurance administration. Ms. Liu, a Senior Economist, has extensive experience in operation and management. She is currently the Director of the Insurance Institute of China.

Each of Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi will enter into a service contract with the Company and their term of office shall be effective on the date of approval by the shareholders at the EGM and end on the expiry of the term of the fourth session of the Board. They are eligible for re-election upon expiry of their term.

Currently, the remuneration of the Company’s Executive Directors is as follows: an Executive Director does not receive any director’s fee from the Company but receives corresponding remuneration in accordance with his/her position in the Company, including salary, bonus and allowance. The Company provides pension fund scheme for Executive Directors. The remuneration of Executive Directors is determined by reference to the relevant remuneration system of the Company. The Nomination and Remuneration Committee of the Company is responsible for determining the annual remuneration scheme, which shall be subject to the approvals of the Board and the shareholders’ general meeting.

Save as disclosed above, Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, and are not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the appointment of Mr. Yang Mingsheng, Mr. Wan Feng, Mr. Lin Dairen and Ms. Liu Yingqi which needs to be disclosed pursuant to Rules 13.51(2) of the Hong Kong Listing Rules nor is there anything which needs to be brought to the attention of the shareholders of the Company.

Commission File Number 001-31914

APPENDIX I         BIOGRAPHICAL DETAILS OF PROPOSED DIRECTORS

II.	Particulars of the proposed Non-executive Directors:

Mr. Miao Jianmin, born in 1965, became a Non-executive Director of the Company on 27 October 2008. Mr. Miao became the Vice President of China Life Insurance (Group) Company in December 2005. Currently he also serves as the Chairman of both China Life Asset Management Company Limited and China Life Franklin Asset Management Company Limited, the Chinese Alternate Representative of ABAC (APEC Business Advisory Council), the Director of the Insurance Association of China, the Director of China Finance 40 Forum and a member of the expert panel for the planning of the People’s Bank of China’s “12th Five-year Program for Development and Reform of the Financial Industry”. He was awarded special allowance by the State Council. In 2009, he was named as a “State-level Candidate for the New Century Talents Project” and one of the “60 People in China Insurance Industry in the 60-year History of New China”. Mr. Miao graduated from the post-graduate division of the People’s Bank of China majoring in Monetary Banking in 1989. He studied in the Insurance Faculty of Central University of Finance and Economics from 1982 to 1986. Mr. Miao is a Senior Economist.

Mr. Zhang Xiangxian, born in 1955, became the Secretary of Commission for Disciplinary Inspection of China Life Insurance (Group) Company in October 2006. He also served as the Vice President and Compliance Officer of China Life Insurance (Group) Company from August 2008. Mr. Zhang has many years of experience in the insurance industry and held various positions from 1993 to 2006, including the Director of Promotion Division of General Office and Deputy General Manager of General Office of the People’s Insurance Company of China, the Office Director of the CIRC, the Deputy Office Director (in charge) of Shenzhen office of the CIRC, and the Director of Administrative Department of Representative Agencies of the CIRC. Mr. Zhang is a Senior Editor and obtained a Master’s degree in Business Administration for senior management from Zhongnan University of Economics and Law.

Mr. Wang Sidong, born in 1961, became the Vice President of China Life Insurance (Group) Company, the Chairman of China Life Investment Holding Company Limited and a Director of China Life Pension Company Limited in June 2004. Mr. Wang worked for the Ministry of Foreign Economic Relations and Trade, the Xinhua News Agency, Hong Kong Branch, and the Hong Kong Chinese Enterprises Association. He served as Deputy Director of the General Office of China Life Insurance Company, Deputy General Manager of its Zhejiang Branch and Deputy Director of the Shares Reform Office of China Life from 2000. Mr. Wang was the Director of the General Office of China Life Insurance (Group) Company in 2003. Mr. Wang graduated from Shandong University majoring in Chinese Language and Literature with a Bachelor’s degree of Arts.

Each of Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong will enter into a service contract with the Company. Mr. Miao Jianmin’s term of office shall be effective on the date of approval by the shareholders at the EGM and end on the expiry of the term of the fourth session of the Board, and the term of office of Mr. Zhang Xiangxian and Mr. Wang Sidong shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fourth session of the Board. They are eligible for re-election upon expiry of their term. As Non-executive Directors of the Company, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong will not receive any director’s fee or remuneration from the Company.

Commission File Number 001-31914

APPENDIX I         BIOGRAPHICAL DETAILS OF PROPOSED DIRECTORS

Save as disclosed above, Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, and are not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong do not have any interest in the shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the appointment of Mr. Miao Jianmin, Mr. Zhang Xiangxian and Mr. Wang Sidong which needs to be disclosed pursuant to Rules 13.51(2) of the Hong Kong Listing Rules nor is there anything which needs to be brought to the attention of the shareholders of the Company.

III.	Particulars of the proposed Independent Directors:

Mr. Sun Changji, born in 1942, became an Independent Director of the Company in May 2009. From January 1968, Mr. Sun worked in Sichuan Oriental Turbine Factory, serving as Section Head, Workshop Director, Deputy Factory Manager and Factory Manager. In July 1991, he was appointed as Deputy Director-general of the production department of the Ministry of Machinery Industry of the PRC, and became Vice Minister of the Ministry of Machinery Industry of the PRC in April 1993. In April 1998, he became Deputy Director- general of the State Administration of Machinery Industry of the PRC (deputy ministerial level). He became Deputy Party Secretary and Vice President (deputy ministerial level) of Bank of China in January 1999. From September 1999 to August 2001, he served concurrently as President of China Orient Asset Management Corporation. He became Vice Chairman of Bank of China in November 2000, Vice Chairman of Bank of China (Hong Kong) Limited in September2001 and Secretary of Commission for Discipline Inspection of Bank of China in June 2003 concurrently. From August 2004, he has served as Vice Chairman of Bank of China (Hong Kong) Limited and Vice Chairman of China Machinery Industry Federation concurrently. Mr. Sun, a Researcher-Level Senior Engineer, graduated from Tsinghua University in September 1966.

Mr. Bruce Douglas Moore, born in 1949, became an Independent Director of the Company in May 2009. From 2002 to 2007, Mr. Moore was Partner-in-charge of Asian actuarial services for Ernst & Young. He was based in Beijing for this job. He had served in actuarial leadership roles with Ernst & Young in New York and Tokyo. From 1995 to 2000, he was the head of international actuarial services in New York with Ernst & Young. In 2000, Mr. Moore worked with Ernst & Young in Beijing and was in charge of the business in Asian markets (including Japan). In 2001, he was responsible for Japan actuarial services in Tokyo. Since 2002, he was responsible for actuarial services in Asian market (excluding Japan) in Ernst & Young’s Beijing office. From 1982 to 1995, he worked in various senior financial management roles at Prudential Life Insurance (U.S.). Mr. Moore graduated from Brown University in 1971, majoring in Applied Mathematics. Mr. Moore has obtained FSA, FCAS, MAAA and CFA qualifications. Mr. Moore has over 36 years of experience serving the insurance industry as an executive or a consultant.

Commission File Number 001-31914

APPENDIX I         BIOGRAPHICAL DETAILS OF PROPOSED DIRECTORS

Mr. Anthony Francis Neoh, born in 1946, became an Independent Director of the Company in June 2010. He currently serves as a member of the International Consultation Committee of the China Securities Regulatory Commission. He previously served as Chief Advisor to the China Securities Regulatory Commission, a member of the Basic Law Committee of the Hong Kong Special Administrative Region under the Standing Committee of the National People’s Congress of China, Chairman of the Hong Kong Securities and Futures Commission, etc. From 1996 to 1998, he was Chairman of the Technical Committee of the International Organisation of Securities Commissions. He was appointed as Queen’s Counsel (since retitled as Senior Counsel) in Hong Kong in 1990. Mr. Neoh graduated from the University of London with a degree in Law in 1976. He is a barrister of England and Wales and admitted to the State Bar of California. In 2003, he was conferred the degree of Doctor of Laws, honoris causa by the Chinese University of Hong Kong. He was elected Honorary Fellow of the Hong Kong Securities Institute and Academician of the International Euro-Asian Academy of Sciences in 2009. Mr. Neoh was a Non-executive Director of Global Digital Creations Holdings Limited from November 2002 to December 2005, an Independent Non-executive Director of Link Management Limited, Manager of the Link Real Estate Investment Trust, from September 2004 to March 2006, and an Independent Non-executive Director of China Shenhua Energy Company Limited from November 2004 to June 2010. Since August 2004, he has been serving as an Independent Non-executive Director of Bank of China Limited.

Each of Mr. Sun Changji, Mr. Bruce Douglas Moore and Mr. Anthony Francis Neoh will enter into a service contract with the Company and their term of office shall be effective on the date of approval by the shareholders at the EGM and end on the expiry of the term of the fourth session of the Board. According to the relevant regulatory requirements of the PRC, Mr. Sun Changji will not receive any director’s fee or remuneration from the Company. Mr. Bruce Douglas Moore and Mr. Anthony Francis Neoh will be entitled to an annual director’s fee to be determined by the Board with reference to their duties and responsibilities respectively and subject to approval at the shareholders’ general meeting.

Save as disclosed above, Mr. Sun Changji, Mr. Bruce Douglas Moore and Mr. Anthony Francis Neoh have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, and are not connected with any directors, senior management or substantial or controlling shareholders of the Company. Mr. Sun Changji, Mr. Bruce Douglas Moore and Mr. Anthony Francis Neoh do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the appointment of Mr. Sun Changji, Mr. Bruce Douglas Moore and Mr. Anthony Francis Neoh which needs to be disclosed pursuant to Rules 13.51(2) of the Hong Kong Listing Rules nor is there anything which needs to be brought to the attention of the shareholders of the Company.

Commission File Number 001-31914

APPENDIX II         BIOGRAPHICAL DETAILS OF PROPOSED SUPERVISORS

Particulars of the proposed Shareholder Representative Supervisors:

Ms. Xia Zhihua, born in 1955, became the Chairperson of the Supervisory Committee of the Company in March 2006. Ms. Xia served as the State Council’s representative in Supervisory Committee of state-owned important financial institutions, Designated Supervisor of bureau-level and assistant bureau-level grade official from July 2000 to December 2005. Ms. Xia acted as an assistant inspector of National Treasury Bureau of the Ministry of Finance in June 2000, a Deputy Director of National Debt and Finance Bureau of the Ministry of Finance from July 1998 to June 2000, and a Deputy Director of National Debt Bereau of the Ministry of Finance from July 1997 to June 1998. Ms. Xia graduated from Xiamen University, majoring in Politics and Economics at the Department of Economics, and majoring in World Economics at the College of Economics from February 1978 to November 1984, and received a BA degree and a MA degree in Economics respectively. Ms. Xia is also the Executive Director of China Institution of Internal Audit, and obtained the qualification of Certified Internal Auditor (CIA).

Mr. Shi Xiangming, born in 1959, became a Supervisor of the Company in May 2009, and served as the General Manager of the Supervisory Department of the Company since September 2008. Mr. Shi served as Deputy General Manager of the Human Resources Department and Office Director in the Company from September 2003 to September 2008. From March 2002 to August 2003, Mr. Shi served as Deputy General Manager of the Supervisory Department of China Life Insurance Company. Mr. Shi graduated from the Chemistry School of the first branch college of Beijing University, and received a Bachelor’s degree in Science.

Each of Ms. Xia Zhihua and Mr. Shi Xiangming will enter into a service contract with the Company. The term of office of Ms. Xia Zhihua and Mr. Shi Xiangming shall be effective on the date of approval by the CIRC and end on the expiry of the term of the fourth session of Supervisory Committee. They are eligible for re-election upon expiry of their term. As Shareholder Representative Supervisors of the Company, Ms. Xia Zhihua and Mr. Shi Xiangming will not receive any supervisor’s fee from the Company but will receive corresponding remuneration in accordance with his/her position in the Company, including salary, bonus and allowance. The remuneration of Shareholder Representative Supervisors is determined by reference to the relevant remuneration system of the Company.

Save as disclosed above, Ms. Xia Zhihua and Mr. Shi Xiangming have not held any directorships in other listed public companies in the last three years, do not hold any other position with the Company or any of its subsidiaries, and are not connected with any directors, senior management or substantial or controlling shareholders of the Company. Ms. Xia Zhihua and Mr. Shi Xiangming do not have any interests in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong.

Further, there is nothing in respect of the appointment of Ms. Xia Zhihua and Mr. Shi Xiangming which needs to be disclosed pursuant to Rules 13.51(2) of the Hong Kong Listing Rules nor is there anything which needs to be brought to the attention of the shareholders of the Company.